Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Registration Number: 333-144752

Date: October 11, 2007

Important information:

This communication is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which, as amended, includes the U.S. offer document, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO, amendments thereto and other relevant materials. INVESTORS ARE URGED TO READ THE DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the successful completion of any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a transcript of remarks made during a media briefing with Sir Fred Goodwin of RBS, Alfredo Saenz of Santander and Jean-Paul Votron of Fortis on October 10, 2007. This transcript was e-mailed to journalists on October 11, 2007.

10 October 2007 – Transcript of Press Call - Consortium Banks Offer for ABN AMRO Unconditional

Journalist

When will you go public on the appointment of new Board members and what has happened to the missing 14% of shares which weren’t voted

Sir Fred Goodwin

On the Board there is a formal process of consultations with Boards, Works Council and Regulators so we need to respect that process. We recognise the need to provide clarity as soon as possible and will be working to give that.

There are a number of institutions which don’t vote until ABN AMRO is removed from the indices in the coming week so we would expect these shares to be tendered during the course of next week. The remaining shareholders can tender until 31st October and this extension is normal under Dutch regulations.

Journalist

What will happen to the HQ building in Amsterdam, the risk management function in ABN AMRO and HBU?

Jean Paul Votron

On HBU we have to enter a process within the bank and until we have completed that process we can’t tell you exactly what will happen with HBU. Between ABN AMRO and Fortis we have a very large representation in the Netherlands, employing around 35,000 people and we want to see how quickly we can make decisions on these businesses to provide clarity.

On risk management, our No 1 priority is to provide stability and continuity across the ABN AMRO businesses and we are very keen to continue the good work of ABN AMRO and its people in this important area.

Sir Fred Goodwin

I think one of the things we recognise is that ABN AMRO has a world class risk management function and as the world becomes an increasingly complex place this is critically important. There will be no shortage of opportunities for people in the risk management functions.

Journalist

The world has changed since you first announced this bid what would you say has been the biggest impact of the change on the deal and the business you are buying?

Sir Fred Goodwin

What’s remained constant throughout this transaction is the expectations of what ABN AMRO would earn in the 1H07 and the number delivered for the 1H Results was the number everyone expected. These are businesses which provide real services to their customers and in many markets where there are higher growth rates than there are in the traditional markets for each of the consortium banks.

I think the events of the past three months demonstrate that its more  important than ever to have a diverse business and that’s exactly what we have as a result of this transaction. We do transactions such as this based on the value we see coming from ABN AMRO across the long term and our outlook on that has not changed.

We are happy with what we’ve seen and would draw your attention to the public remarks made by ABN AMRO on their business with their 1H07 Results, their confirmation of the outlook for Earnings Per Share for the full year, and their comments on the performance of their business during the credit crunch.

Journalist

What is the process after the 17th October?

Sir Fred Goodwin

We want to move quickly now to speak to colleagues, to meet and begin talking with our new colleagues at ABN AMRO. We want to talk about the plans we have, to get their input and to begin this straight away. We need to discuss and syndicate our plans within ABN AMRO and by the 17th-18th October we would want that process to already be well underway.

Journalist

When you think about approaching ABN AMRO’s Dutch personnel, how do you look forward to that?

Jean Paul Votron

I am looking forward to these meetings. This is a great opportunity. The businesses we are buying in ABN AMRO have great experience in retail and commercial banking. So does Fortis. In Fortis Commercial we have an extensive EU network and we will link ABN AMRO into that network.

In Private Banking we become the No 3 in Europe after Credit Suisse and UBS and we will have a leading position in Assert Management. Our businesses greatly complement each other.

Journalist

Does the breaking up of ABN AMRO set a precedent which others will follow?

Sir Fred Goodwin

I guess that’s for others to judge. The first thing to do is make it work, making our combined businesses grow and those combined businesses stronger. Our success will be judged on how well we do that and only then can we determine if this sets a new precedent.

Jean Paul Votron

We operate in a very competitive world and bringing together our three organisations with ABN AMRO creates tremendous opportunities and we are very positive about those opportunities.

Journalist

Have you overpaid for the assets you’re buying?

Sir Fred Goodwin

Well I’m not inclined to agree with the comments on overpaying. We still fundamentally believe in the value of the businesses we are purchasing and as we’ve already said the prospects for those businesses in many of their markets are very good. This transaction is attractive strategically for both our businesses and our shareholders. The figures we outlined at the start we still stand by.

At the time we announced our bid our price was just over 10% higher than Barclays and since then we’ve seen a correction in the market of around 10%. The difference between the prices when the offers closed wasn’t that much different from when we started.

Journalist

How long do you think investors will give you to deliver on your promises?

Sir Fred Goodwin

We set out clear plans, gave clear outlines for our synergies and the investors in each of our banks have given us overwhelming support. If I think back to our EGM at the beginning of August, I think we had four questions and they were all on the state of the financial markets  and our equity investors gave us overwhelming support with over 95% voting in our favour.

Journalist

What about RBS’s US strategy will you be bulking up the business in the US, making more acquisitions?

Sir Fred Goodwin

Before we made this acquisition we were the 6th largest bank in the US, we’re now the 5th largest, we’ve moved up from 15th to 5th position in commercial banking. So, I would want to dispel any notion that we needed to bulk up our US business, we have critical mass across all our businesses. If we see small scale acquisition opportunities, and I mean small scale, which make sense we may well do them.

Journalist

What are you going to do with banks you are buying in Paraguay and Colombia?  Also, in view of the market turmoil in recent months, have you change at all your estimates for synergies for this acquisition?

Alfredo Sáenz

Regarding the banks, it too soon to say. We have got to study this first. We haven’t changed our estimates of synergies.

Journalist

Commissioner Neelie Kroes announced today she will investigate the tax treatment of amortization of goodwill in Spain?  How will this affect Santander’s part in this deal? How does it affect Santander in general?

Alfredo Sáenz

This doesn’t affect this acquisition or the economic logic behind the transaction. In general, it is not something we look at when we are studying a potential transaction.

Journalist

When will we get an update on the Fortis Rights Issue?

Jean Paul Votron

Details will be communicated later, but this has been a very interesting exercise with a great deal of interest from investors. We have had two weeks of road shows talking to investors all over the world. We have been very enthusiastic from the outset about the opportunities for shareholders and their support at a time of turbulence in the markets has demonstrated their confidence in the transaction.

Journalist

Looking back through the deal, did you have a commitment to do this come what may or did you re-consider after La Salle?

Sir Fred Goodwin

You don’t start out on a transaction like this unless you have a high degree of resolve, we always make sure that our underlying business proposition is robust and we enter into the transaction knowing that there will be difficulties along the way.

We are very pleased to have come through with our business logic intact, strong support from the markets in both our equity and debt investors at a time when the markets have been difficult.

I think the transaction stands up strongly and La Salle is really ancient history. There’s no use crying over spilt milk. I have said in the past that I was disappointed not to get it, but that seems like the dim and distant past.

Journalist

Do you have an update on RBS’s GBM business in light of the credit tightening and with the Q3 reporting from banks?

Sir Fred Goodwin

I think most of the banks have now reported their Q3 results and we have nothing to add to what we’ve already said to the market on this at our 1H07 Results.

Further Question

Can you say, presumably the units trading profitably?

Sir Fred Goodwin

We are not making a trading statement, there is nothing we want to add about any of our businesses at this point. We are making our trading statement early in December I think in the customary way.

Journalist

I was just wondering if you could tell us a bit more about what happens now in terms of when you actually formally take control of ABN AMRO?  What kind of what the immediate steps will be once that happens?  And secondly also in the light of Mr Groenink’s announced departure today and the convening of an EGM to appoint other supervisory Board Members of ABN AMRO I wonder if you could give us some idea about who the, which members of the Executive team at ABN AMRO will stay on during the break up process and who you might be bringing in to oversee that as well?

Sir Fred Goodwin

I think we formally take control on the 17th of this month when consideration is paid over and in the interim we will be moving very quickly to begin the process of socialising with our new colleagues to go through our plan and to start bringing them up to speed with our plan and refining our plans to a much lower level of detail than it has been possible or appropriate to do up until now.

Obviously we have already been having discussions around structure of Managing Boards, structures of Supervisory Board. Clearly it is not our place, we can only effect change when we have actually paid the consideration. But obviously there are some important issues at stake. And we have been having discussion with colleagues at ABN AMRO and Managing and Supervisory Board about those things both collectively and individually. It is very clear to us, as we have made clear all along, that we feel we are acquiring a lot of talent here as well as already having a lot of talent in our own businesses so we are looking to pull together the Managing Board and indeed the senior Management Team going forward and recognise we acquire a lot of strength and talent within ABN AMRO and also we have some of our own people that we would want to second into the business, to put into the business to help oversee the process during the transition. So I think we are quite well advanced with our plans, but as you would expect in the proper course of things we would want to discuss those and disclose those internally before start disclosing them externally. But I don’t think there is anything in them that would cause great concern to anyone. I think when you see what our plans are they will strike you as very logical and very rational to take the business forward.

Further Question

Just to be clear though then, the EGM that ABN AMRO announced today that they are planning to convene to vote on the appointment of new members of the Supervisory Board and Management Board, will those members be nominated by the Consortium?

Sir Fred Goodwin

We are working in close collaboration with colleagues at ABN AMRO. Technically they would be, I think technically they are recommended and put forward by the Supervisory Board. But as you could expect we are working very closely and it is not a matter of controversy between ourselves and the Supervisory Board who is being put forward. You will not have to wait too long to see what is happening. There is a protocol here as you can imagine.

Journalist

I wanted to ask you, given the way in which market conditions have changed during the course of this deal, have you had to reassess at all how best to use the assets that you are acquiring through the deal or else your growth targets for certain parts of the business, maybe different asset classes perform in different ways?  I wonder if you could give me any guidance on that?

Jean Paul Votron

On the reassessment of the assets we are very committed to our plans and as far as we are concerned we take a long term view and a value of the assets we are acquiring have not changed and certainly not changed our perception regarding the value of the deal altogether. If I look at Fortis and in this case, retail banking, commercial and private banking, there is no reason to believe that we should have a reassessment and we don’t need to change our projections, these businesses are doing very well and I think also the people of ABN AMRO remain very focussed on serving their clients over this period.

Sir Fred Goodwin

I think very similarly to Jean-Paul. In the ordinary course of business things change almost from month to month, you get minor adjustments up and down, but net there is nothing we are looking to change no. We feel that the figures we assessed at the start still stand.

Further Question

And you are confident that the targets that you have, I guess this is more suitable to the businesses that RBS are acquiring than the others. But you are confident that the targets you had in place at the start of this you can still meet expectations given the way in which conditions have changed?

Sir Fred Goodwin

None of us are fortune tellers, but certainly based on what we have seen so far we would remain very confident of our projections. Again you will bear in mind that when you are making financial projections in a situation like this you sensitise them and stress test them and you don’t pitch with the most extreme set of projections.

Journalist

I would just like to get back to the cost synergies and the revenues. How confident are you in the business that you are acquiring, that you will be able to get the balance right between cutting costs and securing businesses that will generate revenue as we go into the next cycle in capital markets?

Sir Fred Goodwin

Well I think you are right to highlight that there is a balance to be struck between costs and revenues, but it is a balance we strike daily in our business, it is not just in the context of an acquisition. You have always got to think about whether you are making sufficient investment in the business to secure future revenue, it is an art more than a science I would say.

I think we have a good track record of growing our business and we certainly place an emphasis on achieving growth so you know I think we are very comfortable that we have struck the correct balance there. Also it is worth noting that yes there are some cost synergies coming out of all of this, but there is also a chunk of revenue synergies and a lot of the business brings further diversification of our interests. So this is not a story just about cost cutting, although there are some cost synergies to be achieved.

Journalist

You are most famous for the NatWest deal, I wondered what lessons you would be applying from that and would be implementing in this integration and particulary what do you think the differences are?  Are you more reliant on a capital market recovery this time around for example?

Sir Fred Goodwin

No I don’t think we are more reliant on recovery in the capital markets this time. I have to say that the businesses we are buying are not especially skewed towards the capital markets in the way you are describing. A lot of them are involved in providing day to day transactions for businesses and are not highly leveraged for capital markets as you might think. So it is not fingers crossed for some form of recovery in the way you are describing.

Lessons from NatWest, well every integration is different. I don’t think we will have a carbon copy or a re-run of NatWest. The one lesson you would take away from NatWest is that the people we are acquiring make the biggest difference. The biggest lesson from NatWest was to engage our colleagues in the process in the same way we propose to engage our ABN AMRO colleagues in the process and together we will make the changes necessary and together we will secure the growth that will make this a success.

Journalist

John Varley said you had overpaid and I just wondered what your thoughts about John’s comments are?  And also how long is it going to take to disentangle the ABN AMRO business so that it can be split between Fortis and RBS?  And I am assuming the Fortis rights issue has been completed today and that is how you are declaring it unconditional. I am just wondering what the take up on the rights issue is?

Sir Fred Goodwin

Well the rights issue is a definite question for Jean-Paul. I think, we put forward a business case very clearly here as to why we are paying what we are paying. Yes the people who win do pay more than the people who don’t win and that is certainly the case here. But the gap between our offer and Barclays wasn’t much, it was almost exactly the same as it was on the day we launched the bid all those months ago. I think it is a very attractive financial case for our shareholders and the best way to answer the suggestion is with the numbers and we will look forward to doing that. I think in the end those that need convincing and I am not sure that there are many, the numbers will do the convincing for us.

Further Question

And on the rights issue and how long it is going to take to disentangle  ABN AMRO’s Dutch business?

Jean Paul Votron

We will communicate on the rights issue later. As far as the disentanglement, our first rule is that we will do everything in a very orderly fashion. Our prime objective is to protect and develop the businesses. This is for the members of the Consortium and ABN AMRO to develop and go on developing all the aspects of our business proposition and when the time comes that we feel that we can move to the next stage, i.e. the disentanglement we will do that. But there is no hurry to do anything. We first want to sit down with the teams and share our plans which I think are extremely positive from a standpoint of clients, employees and shareholders.

Further Question

The longer that ABN AMRO is left on the RBS books, does it not limit your options?  It would actually be best if it was dealt with as quickly as possible?

Sir Fred Goodwin

I am not sure how that works because both Santander and Fortis have invested in RFS to pay for their share of the business. It is not holding RBS back in any way, shape or form. In BU Netherlands there are some shared systems between bits of the business that we acquire and bits of the business that Jean Paul acquires. And you know it is not the worse thing in the world if we end up sharing some of these systems and processes. I don’t want to prejudge the outcome, but I would not be at all surprised if we didn’t establish quite quickly that the economics favoured sharing some of these platforms.

Many banking platforms around the world are shared and it wouldn’t, to my mind, be a bad outcome if we end up sharing some of these systems with Fortis or that matter anyone else that wants to share them. So I don’t think. There has been a lot of talk about how this might be a big area, a difficult thing to do. It doesn’t strike me as either all that big or all that difficult.

Journalist

In addition to 10% of the Dutch banking activities which Fortis agreed to divest because of regulatory requirements. They may or may not add more in the future. And I just wondered whether there were any particularly prominent candidates for being divested at a later date and if so when?

Jean Paul Votron

Well in terms of the EU request in terms of remedies, we are going to start as soon as possible to identify who might be interested. This process has not started yet but will start pretty soon and it will take the time needed to accomplish it.

Journalist

I just wondered in terms of assets which might be sold. I think you mentioned a little while back that there were some businesses in Asia which you might look to divest. I just wondered now you have had a bit more time to look at the business what your thoughts were on that?

Sir Fred Goodwin

I think anyway we need to get in and look at all of these businesses carefully. There are some businesses we identified and indeed ABN AMRO themselves have identified for disposal that I think are likely to be sold. But as for any other businesses, we will go in and do a review and see what is there. But there is no rush and we are not under pressure to sell anything. There may be some where there are better owners than ourselves.

Journalist

What has the mood been like over the last few days?  Is it one of celebration or relief?

Sir Fred Goodwin

That is a good question. Somewhere between the two. It still feels like there is an awful lot of hard work today and it just feels like there is going to be a very short gap between this part of the process and moving into the next phase of work with our colleagues at ABN AMRO. That begins pretty much immediately. So, yes it is good to get to the end of what has been a very long road. Each time you cross another hurdle you become acutely aware you could still trip up at the next one. Today was a very important hurdle and we have crossed it again. So I don’t know that it has fully sunk in yet, but more than anything else I sense that there is a huge amount of work to do, it is a different kind of work, it feels like it will be more constructive and it will involve a lot more colleagues at ABN AMRO.

Journalist

Is it too early to break out the bubbly yet?

Answer

It’s funny. You always kind of think there is going to be this obvious bubbly moment, but no we haven’t got there yet and I have just got a funny feeling we will be getting straight into the hard work moment and there won’t be a bubbly moment.

Journalist

The first one was on the share price performance and were you happy with how it performed during the bid. Also a question you may or may not wish to comment on was in terms of if you could comment on whether personal relationship with Mr Greonink has improved during the process or not?

Sir Fred Goodwin

I will answer both of those. I think the share price has held up actually very well through a very difficult time in the market for financial stock. I would like to and fully intend to see our share price considerably higher than where it is today. In the context of what has been going on I think it has held up very well for which we are grateful.

On my relationship with Rijkman I think perhaps contrary to popular belief I have always got on okay. I am seeing him tomorrow morning for a cup of coffee and I will be wishing him well for his retirement and for whatever he chooses to do in the future. And I am sure we will have a cordial discussion tomorrow.